April 10, 2023

To Eli Lilly and Company Stockholders:

CommonSpirit Health, along with co-filers including School Sisters of Notre Dame, Sisters of St. Francis-Dubuque, and Missionary Oblates of Mary Immaculate (together, the “Proponents”), are urging stockholders to vote FOR Item #11 at Eli Lilly and Company. (“Lilly” or the “Company”) annual stockholder meeting on May 1, 2023.

Item #11 (the “Proposal”) calls on Lilly’s board to commission and publish an independent review of how Lilly’s public policy advocacy, both direct and indirect through trade associations, balances its commitments to promoting both innovation and affordability of medicines.

Resolved: Shareholders request that the Board of Directors commission and publish a third party review within the next year (at reasonable cost, omitting proprietary information) of how Eli Lilly and Company (“Lilly”) reconciles the strong commitments to both innovation and patient access, reflected in Lilly’s statement that it “strike[s] a balance between access and patient affordability, while sustaining investments to research innovative life-changing treatments for some of today’s most serious diseases” – when lobbying and engaging in other policy advocacy activities (both direct and through trade associations).

 In Summary, the independent review requested by the proposal would:

•    Safeguard Lilly’s reputation by providing an independent analysis assessing the balance the Company has struck between its stated commitments and public policy positions on innovation and patient access and its lobbying activities;

•    Provide an opportunity for Lilly to address risks posed by overemphasizing one commitment at the expense of the other; and

•    Bolster shareholder confidence in Lilly’s management of lobbying related alignment risks.

Lilly touts its twin commitments to innovation and patient access and affordability of its medicines. It states: “We are proud to invest in innovation that solves the world's most significant health challenges. But we know that’s just the start of the conversation. Our commitment to social impact inspires how we work to expand access to our medicines and tackle complex global health challenges.”1 But those goals can conflict, given that branded medicines—the fruits of innovation—are often costly, which can undermine patient access.

Lilly has come under tremendous scrutiny for the price of its medicines, especially insulin. The Senate Finance Committee (the “Committee”) investigated rising insulin prices—focusing on Lilly, Sanofi, and Novo Nordisk—for nearly two years. The Committee found that Lilly spent only $395 million on research and development costs for its insulin products Humalog, Humulin, and Basaglar between 2014 and 2018, compared to sales and marketing expenses of nearly $1.5 billion. During that time, the three products accounted for $22.4 billion in revenue.2

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1 https://www.lilly.com/impact/access-to-medicines

2 https://www.finance.senate.gov/imo/media/doc/Grassley-Wyden%20Insulin%20Report%20(FINAL%201).pdf, at

This communication is not a solicitation of proxy authority, and no proxy cards will be accepted. Vote your proxies in accordance with Eli Lilly’s instructions.

Lilly’s own discussion of its public policy activities recognizes that tradeoffs involving innovation and affordability are sometimes required. The Inflation Reduction Act (“IRA”) enacted in 2022 imposed a cap on Medicare patient out-of-pocket patient costs for insulin, which Lilly lauded as “a big win for the more than 3 million Medicare patients who take insulin and for Lilly, because the company has been a strong and vocal supporter of this cap.”3 At the same time, the IRA amended a provision of the law establishing the Medicare Part D program, referred to as the “non-interference” provision, to empower the Secretary of Health and Human Services (“HHS”) to negotiate prices of certain small molecule drugs that account for the highest Medicare spending.4

Lilly, which reported lobbying on numerous issues that correspond to the IRA’s cap and non-interference provisions,5  complained that the latter provision is “likely to have highly detrimental impacts, particularly on the discovery and development of small molecule medicines which play an important role in treating cancer, neurological conditions, and many other diseases.”6 In its Statement in Opposition to the Proposal, Lilly claimed that it also opposed the non-interference amendment because there are “better policy solutions to help patients with their out of pockets costs such as Medicare Part D modernization and not requiring deductibles for insulin coverage.” But those reforms are not currently up for a vote, and Lilly does not explain how holding out for measures that may not be achievable in the current political environment, in the name of innovation, is more consistent with its commitment to patient access than supporting measures that enjoy sufficient bipartisan support to become law.

Likewise, Pharmaceutical Research & Manufacturers of America (“PhRMA”), the industry trade association to which Lilly belongs and on whose board Lilly CEO David Ricks serves,7 reported lobbying on the IRA, including on “noninterference”; “Issues related to access to medicines and other medical therapies, the development of new medical therapies”; “issues relating to Medicare Part D and Part B Pricing Reform; Issues related to out-of-pocket caps in Part D.”8 PhRMA publicly opposed amending the non-interference provision to allow negotiation of drug prices paid by Medicare, claiming that it would stifle innovation.9 The report sought by the Proposal would be an opportunity for Lilly to explain how it balanced these competing goals when lobbying on the IRA, as well as how it views the lobbying undertaken on its behalf by trade associations such as PhRMA, whose members’ policy goals and preferences may not mirror Lilly’s.

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3 https://www.lilly.com/news/stories/inflation-reduction-act-impact-on-drug-discovery-and-development

4 https://www.kff.org/medicare/issue-brief/explaining-the-prescription-drug-provisions-in-the-inflation-reduction-act/

5 https://www.opensecrets.org/federal-lobbying/bills/specific_issues?id=hr5376-117&client_id=d000000166&cycle=2022

6 https://www.lilly.com/news/stories/inflation-reduction-act-impact-on-drug-discovery-and-development

7 https://phrma.org/About (board of directors).

8 https://www.opensecrets.org/federal-lobbying/clients/bills?bid=hr5376-117&id=d000000504&year=2022

9 https://phrma.org/Inflation-Reduction-Act

This communication is not a solicitation of proxy authority, and no proxy cards will be accepted. Vote your proxies in accordance with Eli Lilly’s instructions.

PhRMA has cited the impact on innovation when opposing other measures aimed at lowering costs for patients. PhRMA helped to fund issue ads opposing the Elijah E. Cummings Lower Drug Costs Now bill (the “Cummings Bill”), which many experts believed would make at least some drugs more affordable for patients.10 The Cummings Bill would have allowed the HHS Secretary to negotiate certain drug prices, including all insulin prices, and increased funding for biomedical research at the National Institutes of Health to promote innovation.11 PhRMA donated to conservative dark-money group American Action Network,12 which bankrolled a television and digital advertising campaign attacking the Cummings Bill. The advertising referred to it as “"Pelosi's socialist drug takeover plan” and claimed it would be bad for innovation,13 despite the fact that it also would have increased funding for biomedical research at the National Institutes of Health to promote innovation14 and the Congressional Budget Office and Joint Committee on Taxation projected that it would result in only eight fewer drugs being developed over the following 10 years.15 In an alignment report, Lilly could describe how it and its trade associations analyze these kinds of trade-offs.

PhRMA also mounted a legal challenge to the Alec Smith Insulin Affordability Act (the “Smith Act”) passed in Minnesota in response to the increasing cost of insulin; it was named after a man who died after rationing his insulin due to cost.16 The Smith Act is intended to provide an insulin safety net and requires that pharmaceutical companies provide insulin at no cost to qualified Minnesota residents for a limited time period.17 PhRMA’s complaint seeking to invalidate the Smith Act involved Lilly, alleging that the organization had standing to sue because ““[t]hree of [its] members—Eli Lilly and Company (‘Lilly’), Novo Nordisk Inc., and Sanofi—manufacture most of the insulin sold in the United States, including in Minnesota, and are subject to the Act.”18

Lilly claims that its existing public disclosures make the Proposal unnecessary. As an initial matter, several of the disclosures Lilly highlights address political contributions and thus are irrelevant to the Proposal, as the Proposal focuses only on lobbying. Though Lilly does make certain factual disclosures, there is a meaningful difference between such disclosure and the analysis requested by the Proposal of how Lilly aligns its lobbying with key commitments that can be in tension. For example, in the Statement in Opposition, Lilly points to its “governance and risk mitigation procedures that are in place to avoid and address any potential misalignment between Lilly’s lobbying activities and its public policy positions and statements.” Lilly does disclose its affiliation with trade associations,19 but it fails to address whether and how Lilly ensures that its trade associations balance patient access and innovation in a way that is consistent with Lilly’s own approach. Put simply, being informed about the procedures Lilly uses does not allow shareholders to assess how well those procedures are actually working, which is the aim of the Proposal.

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10 https://www.brookings.edu/essay/government-regulated-or-negotiated-drug-prices-key-design-considerations/; https://jamanetwork.com/journals/jama-health-forum/fullarticle/2781947; https://www.americanbar.org/groups/crsj/publications/human_rights_magazine_home/health-matters-in-elections/prescription-drug-affordability/

11 https://www.nytimes.com/2019/12/12/us/politics/house-prescription-drug-prices.html

12 https://publicintegrity.org/politics/nonprofit-profile-american-action-network/

13 https://americanindependent.com/dark-money-hr-3-government-medicare-negotiate-drug-prices-ads-pharmaceutical-industry/

14 https://www.nytimes.com/2019/12/12/us/politics/house-prescription-drug-prices.html

15 https://americanindependent.com/dark-money-hr-3-government-medicare-negotiate-drug-prices-ads-pharmaceutical-industry/

16 https://www.pharmacytimes.com/view/minnesota-fights-back-against-rising-insulin-costs

17 https://cases.justia.com/federal/appellate-courts/ca8/21-1731/21-1731-2023-04-03.pdf?ts=1680534072, at 4-5; https://www.t1international.com/blog/2021/12/15/greed-v-alecs-law-oral-argument-eighth-circuit/.

18 https://cases.justia.com/federal/appellate-courts/ca8/21-1731/21-1731-2023-04-03.pdf?ts=1680534072, at 6.

19 https://www.lilly.com/policies-reports/public-policy-political-participation

This communication is not a solicitation of proxy authority, and no proxy cards will be accepted. Vote your proxies in accordance with Eli Lilly’s instructions.

Lilly asserts in its opposition statement that preparing a separate report on misaligned lobbying practices would “place an undue administrative burden on the company.” However, Lilly is required by law to report much of its lobbying activity, so that information is readily available as a starting point for analysis. An independent analysis would give Lilly expert feedback to use in balancing competing goals and mitigating risks stemming from misalignment, in addition to providing valuable information to shareholders.

The Proponents urge your support for the proposal. If you have any questions, please contact Laura Krausa at laura.krausa@commonspirit.org or Lydia Kuykendal at lkuykendal@mercyinvestments.org.

The filer of this document is Mercy Investment Services, Inc. 2039 N. Geyer Rd., St. Louis, MO 63131

This communication is not a solicitation of proxy authority, and no proxy cards will be accepted. Vote your proxies in accordance with Eli Lilly’s instructions.